Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333 264498, No. 333-203821, and No. 333-179868) and Form S-8 (No. 333-261351 and No. 333 190683) of Radiant Logistics, Inc. (the “Company”), of our report dated September 12, 2024, relating to the consolidated financial statements of the Company, and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness) appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2024.

/s/ Moss Adams LLP

Seattle, Washington

September 12, 2024